Richard B. Goodner
                                 Attorney at Law
                               6608 Emerald Drive
                              Colleyville, TX 76034
                             (214) 488-6324 (phone)
                              (817) 488-2453 (fax)

                                  May 24, 2006

Mr. Michael E. Karney Branch Chief (Legal)
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop 3561


         Re: BTHC III, Inc. Registration Statement on Form 10-SB12/GA (the "Amended Form 10-SB")
                  File No. 0-51891

Dear Mr. Karney:

         On behalf of BTHC III, Inc. (the "Company"), this letter is in response to the comments of Goldie B. Walker during our telephone conference on May 17, 2006 regarding the above filing.

         The following responses indicate, where applicable, the additions or revisions that have been included in the Amended Form 10-SB in response to the staff's comments. Capitalized terms used in this response letter but not defined herein have the meanings assigned to such terms in the Amended Form 10-SB, and page references below are to pages in the Amended Form 10-SB.

     1. On page 12 in the first paragraph under the biographical information for Mr. Halter, the Company has added: "Each of the afore-referenced companies is current in the filing of their periodic reports with the SEC."
     2. In the second paragraph under Mr. Halter's biographical information, the Company has added: "or whether the entities, except for Nevstar Corporation, MGCC Investment Strategies, Inc. and Robcor Properties, Inc., are current in the filing of their respective periodic reports with the SEC."
     3. The Company has added a third paragraph under Mr. Halter's biographical information. 4. In the table beginning on page 12, the Company has added Nevstar Corporation and has provided SEC File numbers for Bitech Pharma, Inc., MGCC Investment Strategies, Inc., Polymedix, Inc. and Robcor Properties, Inc.

         The Company understands the effective date of this registration statement will be June 5, 2006. The Company further acknowledges that it will be required to file with the SEC its quarterly report on Form 10QSB for the six and three month periods ended June 30, 2006 on or before August 14, 2006.

         If the staff has further questions, please direct them to Richard B. Goodner at (214) 488-6324 or (214) 587-0653.



                                                     Very truly yours,

                                                     /s/ Richard B. Goodner

                                                     Richard B. Goodner


cc:      Mr. Timothy P. Halter